

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-mail</u>
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

      Re: Ballroom Dance Fitness, Inc.
              Amendment No. 7 to Registration Statement on Form S-1
              Filed September 13, 2011
              File No. 333-167249

Dear Mr. Forhan:

      We have received your response to our comment letter to you dated February 14, 2011 and have the following additional comments.

General

1. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis. In this regard, the report dated August 9, 2011 is not an audit report. Please delete this reference from your updated consent.

Summary, page 5

2. Please revise your disclosure in the final paragraph on this page to state the appropriate auditor's report date, consistent with the report on page F-12. Our comment applies to the auditor's report date cited in the first paragraph on page 6 as well.

Description of Business, page 19

3. We note that you intend to market your DVDs through TV infomercials and a website you intend to create. Please advise whether the DVDs and TV infomercials will be marketed through your current website or another website. Please update your disclosure as appropriate.

Management's Discussion and Analysis, page 31

Proposed Milestones, page 32

4. We note that you were incorporated in January 2009 and have not produced any DVDs to date. Please substantially revise this section to provide a more realistic timeframe for the implementation of your business plans.

Results of Operations, page 34

5. Please revise your discussion of the interim period operating results to compare the current period to the corresponding period of the preceding year. Please refer to comment number 8 below regarding the interim financial statement period, as your discussion should reflect the periods presented within the financial statements.

Liquidity and Capital Resources, page 34

6. Please revise your disclosure to state the appropriate auditor's report date, consistent with the report on page F-12.

Report of Independent Certified Public Accountants, page F-2

7. The inclusion of a review report such as this requires the filing of Exhibit 15. Please revise or remove this review report. Refer to Item 601 of Regulation S-K for guidance.

Financial Statements as of June 30, 2011

8. Where appropriate, please revise your interim financial statements to also include the corresponding period of the preceding year in accordance with Rule 8-04 of Regulation S-X. In this regard, please note that you are not required to include an income statement and a statement of cash flows for the year ended December 31, 2010 within your interim financial statements.

Report of Independent Certified Public Accountants, page F-12

9. Please advise your independent accountants to revise their report to accurately and consistently reflect the titles of the financial statements on the subsequent pages. For example, the audit report refers to the statement of changes in stockholders' deficiency, while page F-16 has the caption "statement of shareholders equity."

Statement of operations, page F-14

Statement of cash flows, page F-15

10. Comparative financial statements should be presented for the year ended December 31, 2010 and for the period from January 20, 2009 through December 31, 2009. In addition, cumulative financial statements should be presented for the period from inception through December 31, 2010. These periods should each be identified in the accountant's report. Please revise your financial statements and the accompanying audit report accordingly.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel